FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                No    X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item
1.	Earnings release for consolidated annual results and fourth quarter results of 2004.

Item 1

FOR IMMEDIATE RELEASE

Market Cap: P$8,2 billion

(March 8, 2005)

Contacts:

Pedro Insussarry

Pablo Caride

Telecom Argentina

(54-11) 4968-3627/3626

TELECOM ARGENTINA S.A. ANNOUNCES

CONSOLIDATED ANNUAL (“FY04”) AND

FOURTH QUARTER (“4Q04”) RESULTS FOR FISCAL YEAR 2004 *

MAJOR EVENTS AND DEVELOPMENTS

•	During 4Q04 Telecom Personal and Núcleo (Paraguay) closed their debt restructurings. As of December 31, 2004, net financial debt of Telecom Personal and Nucleo reached P$1,168 (equivalent to US$392) and P$119 (equivalent to US$40) respectively.

•	Regarding Telecom Argentina’s debt restructuring, at a bondholders’ meeting held on February 4, 2005, creditors representing 94.51% of outstanding bonds voted unanimously in favor of the APE proposal.

•	During FY04 the following results were recorded:

•	Net Revenues amounted to P$4,494MM (+ P$741 MM or +20% vs. FY03) mainly due to the expansion of the mobile business.

•	Operating Profit amounted to P$400 MM (+P$293 MM vs. FY03).

•	Net loss of P$666 MM (P$ -1,017 MM vs. FY03) as a consequence of negative financial and holding results mainly due to higher interest and currency exchange losses.

•	Shareholders Equity amounted to P$502 MM (-P$666 MM or -57% vs. FY03).

•	Net Financial Debt as of December 31, 2004 reached P$7,032 MM (-P$548 MM or -7%vs. FY03).

•	The Ratio Net Financial Debt / Operating Profit before Depreciation and Amortization decreased to 3.4 (from 3.8 as of December 31, 2003), mainly due to the debt restructurings of Telecom Personal and Nucleo.

•	The operations of the Company are still being influenced by the pesification and freeze of regulated tariffs. Additionally, the results of the Company continue to be highly impacted by the fluctuation of the exchange rate of the Peso vs. the Dollar and the Euro.

	As of December 31
	2004	2003	Δ $	Δ %
Consolidated net revenues (in MM P$)	4.494	3.753	741	20%
Fixed Telephony	2.718	2.556	162	6%
Cellular	1.733	1.163	570	49%
Directories edition	43	34	9	26%
Operating Profit before D&A (in MM P$)	2.046	1.984	62	3%
Operating Profit (in MM P$)	400	107	293	274%
Net income/(Loss) (in MM P$)	(666)	351	(1.017)	-290%
Shareholder’s equity (in MM P$)	502	1.168	(666)	-57%
Net financial debt (in MM P $)	7.032	7.580	(548)	-7%
CAPEX (in MM P$)	428	120	308	257%
Lines in service (Fixed lines -in thousands)	3.790	3.656	134	4%
Cellular customers (in thousands)	4.337	3.130	1.207	39%
Telecom Personal	3.835	2.603	1.232	47%
Núcleo (Paraguay)	502	527	(25)	-5%
ADSL Total lines (in thousands)	125	70	55	79%
Arnet subscribers (in thousands)	233	200	33	17%
Dial-up	152	155	(3)	-2%
ADSL	81	45	36	80%
Fixed traffic (in MM minutes)	16.642	16.065	577	4%
Incoming/Outgoing cellular traffic (in MM minutes)	3.602	2.568	1.034	40%
Average Revenue per user (ARPU ) Fixed Telephony (in P$)	40	39	1	3%
Average Revenue per user (ARPU ) Cellular Telephony (in P$)	35	32	4	11%

*	Non-financial data unaudited.

1	www.telecom.com.ar

Buenos Aires, March 8, 2005 – Telecom Argentina (BASE: TECO2, NYSE: TEO), one of Argentina’s largest telecommunications companies, announced today a consolidated net loss of P$666 million for the fiscal year ended December 31, 2004 (“FY04”). Comparatively, consolidated net income for fiscal year 2003 (“FY03”) was P$351 million. Consolidated net loss for the fourth quarter of fiscal year 2004 (“4Q04”) was P$175 million. Comparatively, consolidated net loss for (“4Q03”) was P$428 million.

Earnings/loss per share and ADR for FY04 amounted to P$(0.68) and P$(3.38), respectively. Earnings per share/loss and ADR for FY03, were P$0.35 and P$1.78, respectively. Earnings/loss per share and ADR for 4Q04 amounted to P$(0.18) and P$(0.89), respectively. In comparison, earnings/loss per share and ADR for 4Q03, were P$(0.43) and P$(2.17), respectively.

Operating profit before depreciation and amortization, operating profit/(loss) and net income/(loss) for FY04 represented, 46%, 9% and (15%) of net sales, respectively; compared with 53%, 3% and 9%, respectively, for FY03. Operating profit before depreciation and amortization, operating profit/(loss) and net income/(loss) for 4Q04 represented, 44%, 15% and (14%) of net sales, respectively; compared with 52%, 8% and (41%), respectively, for 4Q03.

The fall in the operating profit before depreciation and amortization margin in FY04 and 4Q04 is a consequence of the increased activity in the cellular telephony. In spite of this fall in margin, the operating profit before depreciation and amortization for FY04 reached P$2.046 million, an increase of P$62 million or 3% compared with FY03.

Company Activities

Evolution of Consolidated Net Revenues

(FY04 vs. FY03 comparison)

Consolidated net revenues for FY04 totaled P$4,494 million, an increase of P$741 million, or 20%, compared with P$3,753 million for FY03. The increase can be largely attributed to the increase in demand, particularly in the cellular business in Argentina.

Fixed Telephony

In fixed telephony operations, local measured service revenues increased by P$28 million, or 6%, to P$518 million during FY04. Domestic long distance revenues increased by P$14 million, or 3%, reaching P$441 million. Revenues from both local and domestic long distance telephony increased due to higher traffic.

Total traffic volume (Local and DLD), measured in minutes, increased by 4%.

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Monthly charges increased by P$33 million, or 5%, to P$635 million for FY04, mainly due to the increase in customer lines. Customer lines as of December 31, 2004 increased to approximately 3,484,000, due to the recovery in demand, compared to approximately 3,361,000 as of December 31, 2003. However, the current level of lines in service is still lower than before the economic crisis (December 2001). Moreover, fixed telephony tariffs remained stable after the “pesification” and freeze enforced by the Argentine Government in January 6, 2002.

Revenues generated by interconnection services increased by P$46 million, or 28%, to P$210 million, mainly due to the increase of traffic transported by the fixed and cellular networks.

Regarding the international telephony activities, during FY04 revenues reached P$215 million increasing by P$2 million or 1%, mainly due to higher traffic.

Internet and Data Transmission

Revenues generated by the data transmission and Internet business totaled P$416 million, representing an increase of P$24 million, or 6%, mainly due to the increase of the in the number of ADSL clients partially offset by lower prices for data transmission services.

As of December 31, 2004 total lines in service with ADSL connections amounted to 124,700, an increase of 55,000, or 79%. The number of Arnet’s ADSL subscribers reached approximately 81,200, increasing by 80% while Internet dial-up customers reached approximately 152,000, decreasing 2%. Internet minutes represented 30% of total traffic measured in minutes transported over the fixed-line network. However, the internet minutes have fallen due to the steady migration of clients to ADSL services.

Cellular Telephony

The revenues generated by the cellular business during FY04 increased by P$570 million, or 49%, to P$1,733 million.

Revenues of Telecom Personal in Argentina increased by P$564 million, or 56%, to P$1,567 million, mainly due to the higher number of subscribers, to the increase in total traffic, and to

3	www.telecom.com.ar

the increase in sales of handsets as a consequence of the increase in the demand for cellular services and the development of the GSM network.

Furthermore, the average revenue per user increased by 11% (to P$35 per customer, including revenues for TLRD or termination of calls coming from other cellular operators). Likewise, total cellular traffic increased by 40%.

Total cellular subscribers of Telecom Personal in Argentina reached approximately 3,835,000 at December 31, 2004, representing an increase of approximately 1,232,000 customers, or 47%. This increase in the client’s base was fueled by the impressive growth in the number of GSM subscribers.

The level of competition in the cellular market continues to be significantly high after the launch of GSM services. In this environment, Telecom Personal continues to increase the coverage and capacity of its GSM network and has continued its marketing campaigns and promotions aimed to reposition its brand and strengthen its market position.

The customer base as of December 31, 2004 amounted to approximately 2,831,000 prepaid subscribers, representing 74% of the total customer base, and approximately 1,004,000 post-paid subscribers, representing the remaining 26%. These percentages were 81% and 19%, respectively, as of December 31, 2003.

Núcleo, Telecom Personal’s subsidiary that provides cellular services in Paraguay, generated P$166 million in revenues during FY04, which are consolidated into the mobile telephony business together with the revenues of Telecom Personal. Núcleo’s FY04 revenues represented an increase of P$6 million, or 4%.

As of December 31, 2004, Núcleo had approximately 502,000 customers, a decrease of approximately 5% due to the loss of dormant prepaid customers whose elimination from Núcleo’s customer base was ordered by the Paraguayan regulatory authority. However, Núcleo’s postpaid subscribers increased by 44% reaching 114,000 clients, representing 23% of the customer’s base. Additionally, Núcleo launched its GSM services in Paraguay becoming the operator with the larger GSM/GPRS coverage in the country.

Directories

In the telephone directories’ publishing business, revenues from the affiliated company Publicom increased by P$9 million to P$43 million during FY04 due to higher sales of advertising space in Páginas Amarillas’ directories and the launch of several new special directories.

4	www.telecom.com.ar

Evolution of Operating Costs

The cost of services provided, administrative expenses and selling expenses for FY04 increased by P$448 million, or 12%, to P$4,094 million, mainly due to the increase in commissions for handset sales, cost of handsets, TLRD costs and advertising expenses. The evolution of costs is mainly related to the increase in sales and increasing competition in the mobile telephony business.

Salaries and social security contributions increased by P$87 million, or 17%, to P$593 million primarily due to the increase in salaries granted during the year. Additionally, labor costs rose as a consequence of the increase in headcount. As of December 31, 2004, the headcount totaled 14,053, compared to 13,949 as of December 31, 2003.

The allowance for doubtful accounts decreased by P$6 million, or 55%, to P$5 million. This positive evolution was related to the improvement in the levels of collection and the recovery of past due accounts mainly in the fixed telephony business.

Sales commissions increased by P$81 million, or 84%, to P$177 million for FY04, as a consequence of higher commissions paid for new customers and higher sales of cellular prepaid cards.

Costs related to advertising increased by P$49 million, or 111%, to P$93 million for FY04. This increase was mainly due to higher media advertising expenses for the cellular and Internet businesses.

In the cellular telephony business, TLRD costs (termination charges in third parties cellular networks), which have been accounted since mid-2003, reached P$137 million. Additionally, in FY04 the cost of cellular handsets increased by P$215 million reaching P$237 million, mainly due to the increase in handsets sales as a consequence of the cellular business growth after the launch of GSM service.

Depreciation of fixed and intangible assets decreased by P$231 million, or 12%, to P$1,646 million during FY04 as a consequence of the end of the amortization period of certain assets.

Financial and Holding Results

The loss resulting from financial and holding results reached P$1,172 million for FY04 as compared to a gain of P$48 million in FY03. The difference can be largely attributed to a decrease of P$1,084 million related to net currency exchange differences. The gap was a consequence of the effect that the evolution of the Argentine Peso against the Dollar and the Euro had on the financial debt of the Company.

Debt Restructuring Results

The debt restructuring processes of Telecom Personal and Núcleo generated positive results for P$209 million, as a result of the agreements that Telecom Personal and Núcleo reached with their creditors. The positive results were generated by the haircut (P$72 million), the forgiveness of compensatory interest (P$142 million) and the valuation of the debt at net present value (P$41 million), partially offset by other expenses (P$46 million).

After their restructuring Telecom Personal and Núcleo debts as of December 31, 2004, reached US$416 million and US$44 million, respectively.

Additionally, once the Company obtains final homologation of its APE and the debt exchange is performed, Telecom Argentina will account for the corresponding gains as a result of the restructuring of its debt. Such gains will arise from the haircut and the forgiveness of compensatory interests.

5	www.telecom.com.ar

Other Expenses

Other expenses (net) decreased by P$90 million, or 54%, to P$78 million for the FY04 mainly as a result of lower severance payments and lower provisions for lawsuits.

Cash flow and Net Financial Debt

Net Debt (Loans minus Cash and Banks plus Investments) decreased by P$548 million, or 7%, to P$7,032 million for FY04 compared with FY03 (P$7,580 million), mainly as a consequence of the successful restructuring of Telecom Personal and Núcleo’s debts and the cash flow generation of the Company partially offset by the evolution of the Argentine Peso against the Euro and the Dollar.

Investments

Of the total amount of P$428 million invested during FY04, P$160 million, or 37%, corresponds to fixed-line telephony, data transmission and Internet, and P$268 million or 63% to the cellular business as Telecom Personal continues with the deployment of its GSM network.

We note that the investments made during FY04 were lower than those allowed under the debt restructuring covenants that are applicable to Telecom Argentina and its subsidiaries. The amounts not used during the present Fiscal Year can be carried forward to the next Fiscal Year.

Telecom Argentina Board of Directors Proposal to Transfer Balance of Retained Earnings to the New Fiscal Year- Article 206 of the Argentine Corporate Law.

As the negative Unappropriated Retained Earnings as of December 31, 2004 exceed the Legal Reserve and the 50% of the Adjustment to Capital Stock, the Company would be in the situation foreseen by the Article 206 of the Argentine Corporate Law that mandates for these cases the obligatory reduction of the capital.

The Argentine Government had suspended, through consecutive decrees, the application of the above-mentioned Article 206 until December 10, 2004, but until today the suspension has not been prorogated. Under these circumstances the Board of Directors must propose to the Shareholders the measures to be adopted. The Board of the Company deems that this situation may be considered transitory, as it is expected that during Fiscal Year 2005 the debt restructuring process will conclude. In such process, the Bondholders meeting was held with creditors representing 94.51% of the outstanding notes that voted unanimously in favor of the proposal included in its Acuerdo Preventivo Extrajudicial (“APE”). Moreover, it must be noted that the court that deals with the homologation of the APE has resolved the admittance of such agreement and has instructed the publication of the corresponding judicial notices. The debt restructuring would significantly improve the Shareholders’ Equity structure and would allow the Company to absorb a substantial part of the accumulated losses. Therefore, the Board of Directors will propose to the Shareholders to approve the transfer to the new Fiscal Year the negative Unappropriated Retained Earnings as of December 31, 2004 and to differ the adoption of a measure regarding Article 206 until the end of the restructuring process.

Other Matters

New Organizational Structure

On January 5, 2005, the Telecom Group decided to implement a new organizational model, creating a new unit dedicated to the fixed telephony business. This unit is joined to the one that is dedicated to

6	www.telecom.com.ar

the cellular business (represented by Telecom Personal S.A.). Both units (fixed telephony and cellular) will report to the Chief Executive Officer, Mr. Carlos Felices.

Moreover, Mr. Edmundo Poggio was designated as General Director of the Fixed Telephony Unit, while Mr. Carlos Felices will be General Director of Telecom Personal (the Cellular Unit), in an interim manner.

The Telecom Group has designed this new organizational model in response to the changing needs of its business and to continue with the most effective and responsive offer for its clients.

Bondholders Meeting

On February 4, 2005, a Bondholders’ Meeting was held ordered by the National Commercial Court N° 19, where the APE was filed for its homologation.

Creditors representing 94.51% of outstanding bonds voted unanimously in favor of the proposal contemplated in the APE.

***********

Telecom is the parent company of a leading telecommunications group in Argentina, where it offers directly or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, PCS, data transmission, and Internet services, among other services. Additionally, through a controlled subsidiary the Telecom Group offers cellular services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine Government’s transfer of the telecommunications system in the northern region.

Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s common stock. Nortel is a holding company where the common stock (approximately 68% of capital stock) is owned by Sofora Telecomunicaciones S.A.. Additionally, the capital stock of Nortel is comprised of preferred shares that are held by minority shareholders.

On December 31, 2004, Telecom had 984,380,978 shares outstanding.

7	www.telecom.com.ar

For more information, please contact Financial Planning & Investor Relations Department:	For information about Telecom Group services visit:

Pedro Insussarry	www.telecom.com.ar
54-11-4968-3743
pinsussa@ta.telecom.com.ar	www.telecompersonal.com.ar

Moira Colombo	www.arnet.com.ar
54-11-4968-3628
mcolombo@ta.telecom.com.ar	www.highway.arnet.com.ar

Gastón Urbina	www.paginasamarillas.com.ar
54-11-4968-6236
gurbina@ta.telecom.com.ar

Voice Mail: 54-11-4968-3627
Fax: 54-11-4313-5842

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the outcome of its debt restructuring process; the impact of emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, uncertainties concerning the outcome of the court proceedings relating to the debt restructuring, the impact of emergency laws enacted by the Argentine Government which have resulted in the repeal of Argentina’s Convertibility law, the devaluation of the peso, various changes in restrictions on the ability to exchange pesos into foreign currencies, and currency transfer policy generally, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report and Form 20-F as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

*******

(Financial tables follow)

*******

8	www.telecom.com.ar

Amadeo R. Vázquez

President

*******

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TELECOM ARGENTINA S.A.

Consolidated information

TWELVE MONTH PERIOD AND FOUR QUARTER- FISCAL YEAR 2004.

(In millions of Argentine pesos, except statistical data)

1-	Consolidated Balance Sheet

	Dec-31	Dec-31
	2004	2003	Δ $	Δ %
Cash, equivalents and investments	3.662	2.467	1.195	48%
Trade receivables	612	581	31	5%
Other current assets	160	136	24	18%

TOTAL CURRENT ASSETS	4.434	3.184	1.250	39%

Fixed & Intangible assets	7.668	8.846	(1.178)	-13%
Other non-current assets	237	240	(3)	-1%

TOTAL NON-CURRENT ASSETS	7.905	9.086	(1.181)	-13%

TOTAL ASSETS	12.339	12.270	69	1%

Accounts payable	548	451	97	22%
Loans	9.434	9.996	(562)	-6%
Reserves	30	15	15	100%
Other current liabilities	215	222	(7)	-3%

TOTAL CURRENT LIABILITIES	10.227	10.684	(457)	-4%

Loans	1.219	86	1.133	1317%
Reserves	214	210	4	2%
Other non-current liabilities	123	69	54	78%

TOTAL NON-CURRENT LIABILITIES	1.556	365	1.191	326%

TOTAL LIABILITIES	11.783	11.049	734	7%

Minority Interest	30	32	(2)	-6%
Temporary differences from translation	24	21	3	14%
Shareholders’ equity	502	1.168	(666)	-57%

TOTAL LIABILITIES AND EQUITY	12.339	12.270	69	1%

2-	Consolidated Loans

	Dec-31	Dec-31
	2004	2003	Δ $	Δ %
Corporate Bonds	5.353	4.912	441	9%
Banks	1.177	1.638	(461)	-28%
On purchase of fixed assets and inventories	1.475	2.595	(1.120)	-43%
Accrued interest	1.259	747	512	69%
Penalties or default interest	170	104	66	63%

TOTAL CURRENT LOANS	9.434	9.996	(562)	-6%

Banks	1.260	86	1.174	1365%
Net Present Value	(41)	—	(41)	—

TOTAL NON-CURRENT LOANS	1.219	86	1.133	1317%

TOTAL LOANS	10.653	10.082	571	6%

3-	Consolidated Income Statement

Twelve-Month Comparison

	Dec-31		Δ $
	2004	2003		Δ %
Net revenues	4.494	3.753	741	20%
Cost of services provided	(2.950)	(2.640)	(310)	12%

GROSS PROFIT	1.544	1.113	431	39%

Administrative expenses	(244)	(222)	(22)	10%
Selling expenses	(900)	(784)	(116)	15%

OPERATING (LOSS)/PROFIT	400	107	293	274%

Equity income from related companies	(2)	2	(4)	-200%
Net financial & holding results	(1.172)	48	(1.220)	-2542%
Debt Restructuring Results	209	376	(167)	-44%
Other incomes & expenses	(78)	(168)	90	-54%

RESULTS FROM ORDINARY OPERATIONS	(643)	365	(1.008)	-276%

Taxes on income	(26)	7	(33)	-471%
Minority interest	3	(21)	24	-114%

NET (LOSS)/INCOME	(666)	351	(1.017)	-290%

Operating (Loss)/Profit before D&A	2.046	1.984	62	3%

As a % of Net Revenues	46%	53%

Consolidated Income Statement

Three-Month Comparison

	Dec-31
	2004	2003	Δ $	Δ %
Net revenues	1.283	1.042	241	23%
Cost of services provided	(797)	(711)	(86)	12%

GROSS PROFIT	486	331	155	47%

Administrative expenses	(60)	(40)	(20)	50%
Selling expenses	(234)	(208)	(26)	13%

OPERATING (LOSS)/PROFIT	192	83	109	131%

Equity income from related companies	(1)	—	(1)	—
Net financial & holding results	(550)	(481)	(69)	14%
Debt Restructuring Results	209	1	208	20800%
Other incomes & expenses	(9)	(30)	21	-70%

RESULTS FROM ORDINARY OPERATIONS	(159)	(427)	268	-63%

Taxes on income	(17)	7	(24)	-343%
Minority interest	1	(8)	9	-113%

NET (LOSS)/INCOME	(175)	(428)	253	-59%

Operating (Loss)/Profit before D&A	564	537	27	5%

As a % of Net Revenues	44%	52%

4-	Consolidated Statement of Cash Flow

Twelve -Month Comparison

	Dec-31
	2004	2003	Δ $	Δ %
Net income	(666)	351	(1.017)	-290%
Depreciation and Amortization	1.646	1.877	(231)	-12%
Increase in provisions	63	12	51	425%
(Increase)/decrease in assets	(203)	(366)	163	45%
(Decrease)/increase in liabilities	6	334	(328)	-98%
Others, net	1.318	(193)	1.511	783%

Total Funds generated by Operating Activities	2.164	2.015	149	7%

Total Funds applied to Investing Activities	(851)	(345)	(506)	-147%

Increase in financial debt, net	(471)	(11)	(460)	-4182%
Debt Restructuring Results		(422)	422	-100%
Interests and financial expenses	(118)	(335)	217	65%

Total Funds applied to Financing Activities	(589)	(768)	179	23%

Increase/(decrease) of Funds	724	902	(178)	-20%

Consolidated Statement of Cash Flow

Three-Month Comparison

	Dec-31
	2004	2003	Δ $	Δ %
Net income	(175)	(428)	253	59%
Depreciation and Amortization	372	454	(82)	-18%
Increase in provisions	4	(9)	13	144%
(Increase)/decrease in assets	(40)	(69)	29	42%
(Decrease)/increase in liabilities	(13)	101	(114)	-113%
Others, net	544	588	(44)	-7%

Total Funds generated by Operating Activities	692	637	55	9%

Total Funds applied to Investing Activities	(739)	(60)	(679)	-1132%

Increase in financial debt, net	(465)	(3)	(103)	-3433%
Debt Restructuring Results	—	(1)	(564)	-8057%
Interests and financial expenses	(106)	(3)	(462)	-15400%

Total Funds applied to Financing Activities	(571)	(7)	(564)	-8057%

Increase/(decrease) of Funds	(618)	570	(1.188)	-208%

5-	Consolidated Revenues Breakdown

Twelve -Month Comparison

	Dec-31
	2004	2003	Δ $	Δ %
Fixed Telephony	2.087	1.951	136	7%

Measured service
Local	518	490	28	6%
DLD	441	427	14	3%
Monthly charges	635	602	33	5%
Public telephones	170	168	2	1%
Interconnection	210	164	46	28%
Others	113	100	13	13%

International Telephony	215	213	2	1%

Data transmission & Internet	416	392	24	6%

Cellular Telephony	1.733	1.163	570	49%

Telecom Personal	1.567	1.003	564	56%

Monthly fee and measured service	337	251	86	34%
Pre-paid card	353	246	107	43%
Calling Party Pays	368	317	51	16%
TLRD *	147	58	89	153%
Handset sales and accesories	135	15	120	800%
Others	227	116	111	96%

Núcleo	166	160	6	4%

Monthly fee and measured service	36	37	(1)	-3%
Pre-paid card	60	39	21	54%
Calling Party Pays	38	52	(14)	-27%
TLRD *	17	17	—	0%
Handset sales and accesories	3	1	2	200%
Others	12	14	(2)	-14%

Telephone Directories (Publicom)	43	34	9	26%

TOTAL NET REVENUES	4.494	3.753	741	20%

Consolidated Revenues Breakdown

Three -Month Comparison

	Dec-31
	2004	2003	Δ $	Δ %
Fixed Telephony	555	508	47	9%

Measured service
Local	141	132	9	7%
DLD	119	112	7	6%
Monthly charges	164	154	10	6%
Public telephones	42	42	—	0%
Interconnection	60	45	15	33%
Others	29	23	6	26%

International Telephony	57	57	—	0%

Data transmission & Internet	108	101	7	7%

Cellular Telephony	528	346	182	53%

Telecom Personal	483	297	186	63%

Monthly fee and measured service	107	66	41	62%
Pre-paid card	105	69	36	52%
Calling Party Pays	98	90	8	9%
TLRD *	49	24	25	104%
Handset sales and accesories	45	11	34	309%
Others	79	37	42	114%

Núcleo	45	49	(4)	-8%

Monthly fee and measured service	10	11	(1)	-9%
Pre-paid card	17	13	4	31%
Calling Party Pays	7	15	(8)	-53%
TLRD *	5	6	(1)	-17%
Handset sales and accesories	2	1	1	100%
Others	4	3	1	33%

Telephone Directories (Publicom)	35	30	5	17%

TOTAL NET REVENUES	1.283	1.042	241	23%

*	Charges for the temination of calls of the cellular operators.

6-	Consolidated Income Statement by Activities

Twelve-month period - FY 2004 (01/01/04 - 12/31/04)

(In million of Argentine pesos)

	Activities				Variation vs 12M03
	Fixed Telephony	Cellular Telephony	Publishing Directories	Consolidated Activities	Δ $	Δ %
NET REVENUES	2.718	1.733	43	4.494	741	20%

Salaries and social security contributions	(491)	(90)	(12)	(593)	(87)	17%
Taxes	(148)	(152)	(1)	(301)	(45)	18%
Materials and supplies	(184)	(34)	(15)	(233)	(69)	42%
Allowance for doubtful accounts	8	(12)	(1)	(5)	6	-55%
Settlement charges	(82)	—	—	(82)	(6)	8%
Interconnection cost	(135)	—	—	(135)	1	-1%
Lease of lines and circuits	(34)	(4)	—	(38)	—	0%
Service fees	(55)	(20)	(1)	(76)	20	-21%
Advertising	(27)	(64)	(2)	(93)	(49)	111%
Sales commissions	(18)	(159)	—	(177)	(81)	84%
Cost of cellular handsets	—	(237)	—	(237)	(215)	66%
Others	(171)	(306)	(1)	(478)	(154)	48%

Operating (Loss)/Profit before D&A	1.381	655	10	2.046	62	3%
Operating (Loss)/Profit before D&A Margin	51%	38%	23%	46%	(0)	-14%
Depreciation of fixed assets	(1.233)	(316)	(3)	(1.552)	216	-12%
Amortization of intangible assets	(48)	(45)	(1)	(94)	15	-14%

OPERATING RESULTS	100	294	6	400	293	273%

EQUITY INCOME FROM RELATED COMPANIES	—	—	(2)	(2)	(4)	-200%

Interest on assets	213	6	1	220	171	349%
Interest on liabilities	(1.201)	(190)	—	(1.391)	(1.390)	139000%

FINANCIAL AND HOLDING INCOME	(988)	(184)	1	(1.171)	(1.219)	-2540%

DEBT RESTRUCTURING INCOME	(21)	230	—	209	(167)	-44%

OTHER INCOMES AND EXPENSES	(67)	(11)	(1)	(79)	89	-53%

INCOME FROM ORDINARY OPERATIONS	(976)	329	4	(643)	(1.008)	-276%

Taxes on income	—	(24)	(2)	(26)	(33)	-471%
Minority interest	—	3	—	3	24	-114%

NET (LOSS)/INCOME	(976)	308	2	(666)	(1.017)	-290%

Consolidated Income Statement by Activities

Twelve-month period FY 2003 (01/01/03 - 12/31/03)

(In million of Argentine pesos)

	Activities
	Fixed Telephony	Cellular Telephony	Publishing Directories	Consolidated Activities
NET REVENUES	2.556	1.163	34	3.753

Salaries and social security contributions	(424)	(74)	(8)	(506)
Taxes	(150)	(106)	—	(256)
Materials and supplies	(117)	(33)	(14)	(164)
Allowance for doubtful accounts	3	(10)	(4)	(11)
Settlement charges	(76)	—	—	(76)
Interconnection cost	(136)	—	—	(136)
Lease of lines and circuits	(29)	(9)	—	(38)
Service fees	(81)	(13)	(2)	(96)
Advertising	(23)	(20)	(1)	(44)
Sales commissions	(21)	(75)	—	(96)
Cost of cellular handsets	—	(22)	—	(22)
Others	(138)	(184)	(2)	(324)

Operating (Loss)/Profit before D&A	1.364	617	3	1.984
Operating (Loss)/Profit before D&A Margin	53%	53%	9%	53%
Depreciation of fixed assets	(1.436)	(327)	(5)	(1.768)
Amortization of intangible assets	(63)	(46)	—	(109)

OPERATING RESULTS	(135)	244	(2)	107

EQUITY INCOME FROM RELATED COMPANIES	—	—	2	2

Interest on assets	72	(33)	10	49
Interest on liabilities	(204)	201	2	(1)

FINANCIAL AND HOLDING INCOME	(132)	168	12	48

DEBT RESTRUCTURING INCOME	280	90	6	376

OTHER INCOMES AND EXPENSES	(121)	(37)	(10)	(168)

INCOME FROM ORDINARY OPERATIONS	(108)	465	8	365

Taxes on income	—	11	(4)	7
Minority interest	—	(21)	—	(21)

NET (LOSS)/INCOME (LOSS)/INCOME	(108)	455	4	351

7-	Consolidated Income Statement by Activities

Three-month period FY 2004 (09/30/04 - 12/31/04)

(In million of Argentine pesos)

	Activities				Variación vs 4Q03
	Fixed Telephony	Cellular Telephony	Publishing Directories	Consolidated Activities	Δ $	Δ %
NET REVENUES	720	528	35	1.283	241	23%

Salaries and social security contributions	(128)	(26)	(5)	(159)	(16)	11%
Taxes	(42)	(43)	—	(85)	(18)	27%
Materials and supplies	(53)	(11)	(13)	(77)	(21)	38%
Allowance for doubtful accounts	—	(3)	(1)	(4)	(12)	-150%
Settlement charges	(22)	—	—	(22)	(3)	16%
Interconnection cost	(34)	—	—	(34)	2	-6%
Lease of lines and circuits	(9)	(2)	—	(11)	(9)	450%
Service fees	(14)	(7)	—	(21)	—	0%
Advertising	(8)	(21)	—	(29)	(1)	4%
Sales commissions	(4)	(51)	—	(55)	(27)	96%
Cost of cellular handsets	—	(87)	—	(87)	9	-9%
Others	(41)	(93)	(1)	(135)	(39)	41%

Operating (Loss)/Profit before D&A	365	184	15	564	27	5%
Operating (Loss)/Profit before D&A Margin	0%	-1%	86%	-1%	(1)	-101%
Depreciation of fixed assets	(275)	(82)	(1)	(358)	68	-16%
Amortization of intangible assets	(2)	(12)	—	(14)	14	-50%

OPERATING RESULTS	88	90	14	192	109	131%

EQUITY INCOME FROM RELATED COMPANIES	(4)	—	(1)	(5)	(5)	—

Interest on assets	176	(12)	—	164	76	86%
Interest on liabilities	(679)	(34)	—	(713)	(144)	25%

FINANCIAL AND HOLDING INCOME	(503)	(46)	—	(549)	(68)	14%

DEBT RESTRUCTURING INCOME	(21)	230	—	209	208	20800%

OTHER INCOMES AND EXPENSES	(6)	—	—	(6)	24	-80%

INCOME FROM ORDINARY OPERATIONS	(446)	274	13	(159)	268	-63%

Taxes on income	—	(12)	(5)	(17)	(24)	-343%
Minority interest	—	1	—	1	9	-113%

NET (LOSS)/INCOME	(446)	263	8	(175)	253	-59%

     Consolidated Income Statement by Activities

     Three-month period FY 2003 (09/30/04 - 12/30/04)

     (In million of Argentine pesos )

	Activities
	Fixed Telephony	Cellular Telephony	Publishing Directories	Consolidated Activities
NET REVENUES	666	346	30	1.042

Salaries and social security contributions	(120)	(20)	(3)	(143)
Taxes	(38)	(29)	—	(67)
Materials and supplies	(34)	(10)	(12)	(56)
Allowance for doubtful accounts	7	1	—	8
Settlement charges	(19)	—	—	(19)
Interconnection cost	(36)	—	—	(36)
Lease of lines and circuits	(7)	5	—	(2)
Service fees	(16)	(4)	(1)	(21)
Advertising	(14)	(13)	(1)	(28)
Sales commissions	(4)	(24)	—	(28)
Cost of cellular handsets	—	(17)	—	(17)
Others	(35)	(60)	(1)	(96)

Operating (Loss)/Profit before D&A	350	175	12	537
Operating (Loss)/Profit before D&A Margin	53%	51%	40%	52%
Depreciation of fixed assets	(342)	(82)	(2)	(426)
Amortization of intangible assets	(16)	(12)	—	(28)

OPERATING RESULTS	(8)	81	10	83

Interest on assets	91	(3)	—	88
Interest on liabilities	(546)	(23)	—	(569)

FINANCIAL AND HOLDING INCOME	(455)	(26)	—	(481)

DEBT RESTRUCTURING INCOME	—	—	1	1

OTHER INCOMES AND EXPENSES	(33)	3	—	(30)

INCOME FROM ORDINARY OPERATIONS	(496)	58	11	(427)

Taxes on income	—	11	(4)	7
Minority interest	—	(8)	—	(8)

NET (LOSS)/INCOME	(496)	61	7	(428)

8-	Ratios

	12/31/2004	12/31/2003
Liquidity	0.4	0.3
Consolidated Financial Indebtedness (*)	13.9	6.5
Total Consolidated Indebtedness	22.1	9.2
Return on equity (**)	(0.6)	0.4

(*)	Financial indebtedness = (Loans - Cash, equiv. & Investments) / Shareholders’ Equity.
(**)	Return on equity = Profit from ordinary operations / (Shareholders’ Equity - net income for the period).

9-	Statistical Data

	FIXED TELEPHONY
	31-Dic-04			31-Dic-03
TELECOM	Acumul. (1)	12m	3m	Acumul. (1)	12m	3m
Installed lines	3.803.006	2.921	2.334	3.800.085	(2.379)	(519)
Lines in service (1)	3.790.298	134.439	40.334	3.655.859	65.575	33.110
Customer lines	3.484.394	123.053	31.368	3.361.341	67.389	33.827
Public telephony lines	83.847	3.720	561	80.127	315	681
Digitalization (%)	100	0	100	100	0	0
Fixed lines in service per 100 inhabitants (northern region)	20,1	1	0	19,6	0,2	0,2
Investment in fixed assets (1)	0	0	0	0	0	0

(1)	Cumulative since the start of activities.
(1)	Includes direct inward dialing numbers connected to digital trunk lines.

TELECOM ARGENTINA S.A.

Unconsolidated Information

TWELVE MONTH PERIOD AND FOUR QUARTER- FISCAL YEAR 2004.

(In millions of Argentine pesos)

10-	Balance Sheet
		Dec-31	Dec-31
		2004	2003	Δ $	Δ%
	Cash, equivalents and investments	3.578	2.028	1.550	76%
	Trade receivables	327	317	10	3%
	Other current assets	59	119	(60)	-50%

	TOTAL CURRENT ASSETS	3.964	2.464	1.500	61%

	Fixed & Intangible assets	5.469	6.552	(1.083)	-17%
	Investments	1.068	874	194
	Other non-current assets	143	106	37	35%

	TOTAL NON-CURRENT ASSETS	6.680	7.532	(852)	-11%

	TOTAL ASSETS	10.644	9.996	648	6%

	Accounts payable	315	243	72	30%
	Loans	9.418	8.206	1.212	15%
	Reserves	11	10	1	10%
	Other current liabilities	151	166	(15)	-9%

	TOTAL CURRENT LIABILITIES	9.895	8.625	1.270	15%

	Accounts payable	7	—	7	—
	Compensation and social benefits payable	33	30	3	10%
	Others liabilities	64	34	30	88%
	Reserves	143	139	4	3%

	TOTAL NON-CURRENT LIABILITIES	247	203	44	22%

	TOTAL LIABILITIES	10.142	8.828	1.314	15%

	Shareholders’ equity	502	1.168	(666)	-57%

	TOTAL LIABILITIES AND EQUITY	10.644	9.996	648	6%

11-	Income Statement Twelve-Month Comparison
		31-Dec
		2004	2003	Δ $	Δ %
	Net revenues	2.876	2.672	204	8%
	Cost of services provided	(1.911)	(1.973)	62	3%

	GROSS PROFIT	965	699	266	38%

	Administrative expenses	(148)	(136)	(12)	-9%
	Selling expenses	(556)	(583)	27	5%

	OPERATING (LOSS)/PROFIT	261	(20)	281	1405%

	Equity income from related companies	173	334	(161)	-48%
	Net financial & holding results	(1.016)	(125)	(891)	-713%
	Debt Restructuring Results	(21)	280	(301)	-108%
	Other incomes & expenses	(63)	(118)	55	47%

	RESULTS FROM ORDINARY OPERATIONS	(666)	351	(1.017)	-290%

	Taxes on income	—	—	—	—

	NET (LOSS)/INCOME	(666)	351	(1.017)	-290%

	Operating (Loss)/Profit before D&A	1.543	1.483	60	4%

	As a % of Net Revenues	54%	56%

Income Statement Three-Month Comparison
	31-Dec
	2004	2003	Δ $	Δ %
Net revenues	771	697	74	11%
Cost of services provided	(466)	(487)	21	4%

GROSS PROFIT	305	210	95	45%

Administrative expenses	(37)	(35)	(2)	-6%
Selling expenses	(127)	(152)	25	16%

OPERATING (LOSS)/PROFIT	141	23	118	513%

Equity income from related companies	243	36	207	575%
Net financial & holding results	(533)	(454)	(79)	-17%
Debt Restructuring Results	(21)	—	(21)	0%
Other incomes & expenses	(5)	(33)	28	85%

RESULTS FROM ORDINARY OPERATIONS	(175)	(428)	253	59%

Taxes on income	—	—	—	—

NET (LOSS)/INCOME	(175)	(428)	253	-59%

Operating (Loss)/Profit before D&A	419	385	34	9%

As a % of Net Revenues	54%	55%

TELECOM PERSONAL S.A.

Unconsolidated Information

TWELVE MONTH PERIOD AND FOUR QUARTER- FISCAL YEAR 2004.

(In millions of Argentine pesos)

12-	Balance Sheet

	Dec-31	Dec-31
	2004	2003	Δ $	Δ %
Cash, equivalents and investments	71	452	(381)	-84%
Trade receivables	227	173	54	31%
Other current assets	104	41	63	154%

TOTAL CURRENT ASSETS	402	666	(264)	-40%

Trade receivables	101	77	24	31%
Fixed & Intangible assets	1.891	1.942	(51)	-3%
Other non-current assets	76	68	8	12%

TOTAL NON-CURRENT ASSETS	2.068	2.087	(19)	-1%

TOTAL ASSETS	2.470	2.753	(283)	-10%

Accounts payable	256	212	44	21%
Loans	14	1.681	(1.667)	-99%
Reserves	17	3	14	467%
Other current liabilities	58	49	9	18%

TOTAL CURRENT LIABILITIES	345	1.945	(1.600)	-82%

Reserves	65	64	1	2%
Loans	1.168	59	1.109	1,880%
Other non-current liabilities	12	4	8	200%

TOTAL NON-CURRENT LIABILITIES	1.245	127	1.118	880%

TOTAL LIABILITIES	1.590	2.072	(482)	-23%

Temporary differences from transaltion	24	21	3	14%
Shareholders’ equity	861	660	201	30%

TOTAL LIABILITIES AND EQUITY	2.475	2.753	(278)	-10%

13-	Income Statement

Twelve-Month Comparison

	31-Dec
	2004	2003	Δ $	Δ %
Net revenues	1.580	1.015	565	56%
Cost of services provided	(1.055)	(656)	(399)	-61%

GROSS PROFIT	525	359	166	46%

Administrative expenses	(66)	(57)	(9)	-16%
Selling expenses	(318)	(170)	(148)	-87%

OPERATING (LOSS)/PROFIT	141	132	9	7%

Equity income from related companies	(7)	43	(50)	-116%
Financial & holding results	(169)	127	(296)	-233%
Debt Restructuring Results	253	90	163	181%
Other incomes & expenses	(11)	(37)	26	70%

RESULTS FROM ORDINARY OPERATIONS	207	355	(148)	-42%

Taxes on income	(6)	—	(6)	—

NET (LOSS)/INCOME	201	355	(154)	-43%

Operating (Loss)/Profit before D&A	420	424	(4)	-1%

As a % of Net Revenues	27%	42%

Income Statement

Three -Month Comparison

	Dec-31
	2004	2003	Δ $	Δ %
Net revenues	486	301	185	61%
Cost of services provided	(332)	(207)	(125)	-60%

GROSS PROFIT	154	94	60	64%

Administrative expenses	(14)	4	(18)	-450%
Selling expenses	(100)	(46)	(54)	-117%

OPERATING (LOSS)/PROFIT	40	52	(12)	-23%

Equity income from related companies	(2)	16	(18)	-113%
Financial & holding results	(39)	(35)	(4)	-11%
Debt Restructuring Results	253	—	253	0%
Other incomes & expenses	—	3	(3)	-100%

RESULTS FROM ORDINARY OPERATIONS	252	36	216	600%

Taxes on income	(6)	—	(6)	—

NET (LOSS)/INCOME	246	36	210	583%

Operating (Loss)/Profit before D&A	114	123	(9)	-7%

As a % of Net Revenues	23%	41%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	March 9, 2005	By:	/s/ Carlos Alberto Felices
		Name:	Carlos Alberto Felices
		Title:	Chief Executive Officer